Form 10-K, Exhibit 13
period 1996-12-31
IMATION CORP
filed 1997-03-31
CIK 1014111


Selected Consolidated Financial Data

                                       1996     1995      1994       1993      1992       1991
-----------------------------------------------------------------------------------------------
(In Millions, Except per Share Data)
Statement of Operations Data:
   Net revenues                     $2,278.2  $2,245.6  $2,280.5  $2,307.8  $2,350.0   $2,319.0
   Gross profit                        795.4     724.7     838.5     886.2     885.0      911.0
   Selling, general and administrative 563.0     539.4     531.5     529.0     542.0      525.0
   Research and development            183.1     222.4     211.2     216.7     181.0      174.0
   Operating income (loss)              (4.6)   (148.9)     95.8     140.5     162.0      212.0
   Income (loss) before tax and
      minority interest                (15.0)   (166.8)     81.3     127.4     142.0      187.0
   Net income (loss)                   (20.5)    (85.0)     54.3      75.3      94.0      119.0
   Earnings (loss) per common share    (0.49)    (2.02)     1.28       n/a       n/a        n/a

Balance Sheet Data:
   Total working capital            $  607.3  $  658.4  $  714.0  $  618.4   $ 608.1    $ 606.7
   Property, plant and equipment, net  480.1     513.2     654.9     642.2     618.5      607.6
   Total assets                      1,561.3   1,541.5   1,671.7   1,545.6   1,533.9    1,514.7
   Long-term debt                      123.1       --        --         --        --        --
   Total liabilities                   631.0     392.8     371.7     345.8     361.7      341.4
   Total shareholders' equity          930.3   1,148.7   1,300.0   1,199.8   1,172.2    1,173.3

Other Information:
   Net income excluding
      one-time charges(1)           $   40.1  $    3.3  $   54.3  $   75.3   $  94.0    $ 119.0
   Current ratio                         2.5       3.2       3.5       3.4       3.3        3.4
   Days sales outstanding               74.9      77.9      76.3      70.2      65.4       65.3
   Months in inventory                   3.2       3.4       4.0       3.2       3.4        3.4
   Assets/equity                         1.7       1.3       1.3       1.3       1.3        1.3
   Return on assets(2)                   2.6%      0.2%      3.4%      4.9%      6.2%       7.9%
   Return on equity(2)                   3.9%      0.3%      4.3%      6.3%      8.0%      10.2%
   Capital expenditures             $  167.4  $  180.2  $  182.7  $  211.4       n/a        n/a
   Number of employees                 9,400    12,300    13,000    13,500    13,900     14,000


(1)      Excludes restructuring and other one-time charges in 1996 and 1995 (see
         Note 5 of Notes to Consolidated Financial Statements).

(2) Return percentages are calculated using net income excluding one-time charges noted in (1) above for 1996 and 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL OVERVIEW

On June 18, 1996, the Board of Directors of Minnesota Mining and Manufacturing Company ("3M") approved the Distribution of Imation Corp., a Delaware corporation (the "Company"), which is comprised of substantially all of the businesses previously operated within 3M's data storage and imaging systems groups. To effectuate the transaction, the Board of Directors of 3M declared a dividend payable to the holders of record of 3M common stock as of June 28, 1996, based upon a ratio of one share of the Company's common stock, par value $0.01 per share (the "Common Stock") for every ten shares of 3M common stock owned on the record date. Effective July 1, 1996, all of the outstanding shares of Common Stock were distributed to 3M stockholders (the "Distribution"). Following the Distribution, the Company began operations as an independent, publicly held company. Prior to July 1, 1996, the financial statements reflect the results of operations, financial position and cash flows of the businesses transferred to the Company from 3M as they operated within 3M. As a result, the financial statements of the Company prior to July 1, 1996 have been carved out from the financial statements of 3M using the historical results of operations and historical basis of the assets and liabilities of such businesses. The Company's statements of operations prior to July 1, 1996 include all of the related costs of doing business, including charges for the use of facilities and for employee benefits, and include an allocation of certain general corporate expenses of 3M which were not directly related to these businesses, including costs for corporate logistics, corporate research and development, information technologies, finance, legal and corporate executives. Management believes these allocations were made on a reasonable basis. The financial information for periods prior to July 1, 1996 included herein, however, may not necessarily be indicative of the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, independent company during the periods presented.

In late 1995, the Company developed a reorganization plan to rationalize its manufacturing operations, streamline its organizational structure and write off impaired assets. The Company has made significant progress in implementing this plan, including the closure or consolidation of five factory locations and the consolidation of the Company's laboratories from fourteen to seven. As part of the reorganization, the number of reported employees of the Company was reduced from approximately 12,300 at December 31, 1995 to 9,400 at December 31, 1996 through voluntary and involuntary separation programs offered to employees of the Company prior to the Distribution, as well as the retention by 3M of staff services positions which had been allocated to the Company as part of 3M. The Company continues, however, to obtain certain staff services functions from 3M pursuant to an agreement entered into between 3M and the Company in connection with the Distribution.

During 1995 and 1996, the Company recorded one-time pre-tax charges of $254.7 million based upon the timing criteria required for the recognition of such charges. The Company recorded $166.3 million of these charges in its 1995 statement of operations, primarily for the write-down of assets associated with its manufacturing rationalization programs and $76.4 million in the first six months of 1996, primarily related to employee separations for direct employees of the Company and one-time charges associated with start-up activities. In addition, in the fourth quarter of 1996, the Company recognized a non-deductible write-off of $12.0 million for the in-process research and development related to its acquisition of Luminous Corporation (see Note 3 to Consolidated Financial Statements).

At the time of the Distribution, the Company established an overall financial goal of improving the Company's economic profit (measured as operating income after taxes in excess of a charge for the use of capital) by $150 million by the end of 1998. This goal is based on anticipated cost reductions and the Company's objectives for improved revenue growth and increased asset utilization.

During 1996, the Company's economic profit improved by $65 million over 1995, with all three components contributing to the improvement. Cost reductions contributed $30 million to the increased economic profit, revenue growth contributed $5 million and improved asset management contributed $30 million. The improvement in economic profit due to cost reductions was driven by the Company's lower cost structure following the Distribution, including more than a 20 percent reduction in headcount from the levels prior to the Distribution. In addition, improved factory performance and lower material costs contributed to the cost improvement. These cost reductions were partially offset by recurring start-up costs for establishing the Imation brand and identity, and activities to design and implement more efficient business processes. The improvement in economic profit from revenue growth was driven by sales of the Company's newly introduced product platforms, primarily Travan data cartridges and DryView laser imagers. The economic profit improvement from better asset utilization was driven by working capital reductions in accounts receivable and inventory and lower levels of fixed assets due to the asset write-offs at the end of 1995.




OPERATING RESULTS

The following table sets forth the components of net revenue changes for 1996 and 1995.

                                                          1996                                   1995
                             U.S.       INTL.        WORLDWIDE       U.S.       INTL.       WORLDWIDE
---------------------------------------------------------------------------------------------------------
Volume                       5.6%       10.1%             7.9%       (0.5)%     6.3%            2.7%
Price                       (2.9)       (7.0)            (4.9)       (5.4)     (7.3)           (6.3)
Translation                  --         (2.9)            (1.5)        --        4.3             2.0
                            -----------------------------------------------------------------------------
Total                        2.7%        0.2%             1.5%       (5.9)%     3.3%           (1.6)%


The following table sets forth the Company's consolidated statements of operations, restructuring and other one-time charges and resulting adjusted balances for the years ending December 31, 1996 and 1995. The adjusted balances are also presented as a percentage of net revenues.

                                                  Year ended December 31, 1996                      Year ended December 31, 1995
                                   ------------------------------------------------  ----------------------------------------------
                                                One-Time                Percent of                One-Time             Percent of
                                    Reported     Charges    Adjusted      Revenues      Reported   Charges   Adjusted    Revenues
                                   ------------------------------------------------  ----------------------------------------------
Net revenues                       $ 2,278.2     $   --    $ 2,278.2       100.0%     $ 2,245.6      $  --    $ 2,245.6       100.0%
Cost of goods sold                   1,482.8         (7.9)   1,474.9        64.7        1,520.9        (50.2)   1,470.7        65.5
                                   ------------------------------------------------  ---------------------------------------------
 Gross profit                          795.4          7.9      803.3        35.3          724.7         50.2      774.9        34.5
Operating expenses:
 Selling, general and
   administrative                      563.0        (14.6)     548.4        24.1          539.4         --        539.4        24.0
 Research and development              183.1        (12.0)     171.1         7.5          222.4         (4.3)     218.1         9.7
 Restructuring charges                  53.9        (53.9)      --           --           111.8       (111.8)      --          --
                                   ------------------------------------------------  ---------------------------------------------
   Total operating expenses            800.0        (80.5)     719.5        31.6          873.6       (116.1)     757.5        33.7

Operating income (loss)                 (4.6)        88.4       83.8         3.7         (148.9)       166.3       17.4         0.8
Interest expense and other              10.4         --         10.4         0.5           17.9         --         17.9         0.8
                                   ------------------------------------------------  ---------------------------------------------
Income (loss) before tax
 and minority interest                 (15.0)        88.4       73.4         3.2         (166.8)       166.3       (0.5)        0.0
Income tax provision (benefit)           5.9         27.8       33.7         1.4          (70.5)        70.3       (0.2)        0.0
Minority interest                       (0.4)        --         (0.4)        0.0          (11.3)         7.7       (3.6)       (0.1)
                                   ------------------------------------------------  ---------------------------------------------
Net income (loss)                  $   (20.5)   $    60.6  $    40.1         1.8%     $   (85.0)   $    88.3  $     3.3         0.1%
Earnings (loss) per share          $   (0.49)   $    1.46  $    0.97                  $   (2.02)   $    2.10  $     0.08


COMPARISON OF YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Net revenues increased 1.5 percent in 1996 compared to a decline of 1.6 percent in 1995. Volume growth was 7.9 percent in 1996 compared to 2.7 percent in 1995. Volume growth in 1996 was driven by increased sales of newly introduced product platforms (principally Travan data cartridges and DryView laser imagers) and greater international market penetration. Price declines were 4.9 percent in 1996 compared to 6.3 percent in 1995. Price erosion lessened in 1996 compared to 1995 due to product mix and greater pricing discipline. Changes in currency exchange rates negatively impacted net revenues 1.5 percent in 1996 while positively impacting net revenues 2.0 percent in 1995. The 1.6 percent decline in net revenues in 1995 as compared to 1994 was primarily due to the effects of downward pricing pressures which exceeded the Company's volume growth. The Company's planning assumption is for price erosion to continue in the same general range in the near term.

Approximately 49 percent of the Company's net revenues in 1996 were from sales outside the United States compared to 50 percent in 1995, with this decrease due to the impact of currency exchange rates. In 1994, 47 percent of the Company's net revenues were from outside the United States. In the Company's international operations, volume rose 10.1 percent in 1996 and 6.3 percent in 1995. The increase in volume growth in 1996 was due to greater market penetration. Price declines of 7.0 percent and 7.3 percent occurred in 1996 and 1995, respectively. The net result of the volume and price changes was a 3.1 percent growth in local currencies in 1996 while local currency revenue decreased 1.0 percent in 1995. Changes in currency exchange rates negatively impacted international net revenues by 2.9 percent in 1996 and positively impacted international net revenues by 4.3 percent in 1995. Based on the strengthening of the U.S. dollar during the first part of 1997, changes in currency exchange rates are likely to negatively impact 1997 revenues and earnings.

United States net revenues increased by 2.7 percent in 1996 compared to a decline of 5.9 percent in 1995. The increase in 1996 was driven by sales of the newly introduced product platforms mentioned above. Volume growth was 5.6 percent in 1996 while volume declined slightly in 1995. Price declines were 2.9 percent in 1996 compared to 5.4 percent in 1995, with price erosion lessening due to product mix and greater pricing discipline.

Gross profit for 1996 was $795.4 million, which includes the impact of $7.9 million in one-time charges primarily related to the write-off of certain packaging materials in connection with the Distribution. Gross profit in 1995 was $724.7 million, which includes the impact of $50.2 million in one-time charges primarily related to asset write-offs. Excluding the impact of one-time charges, gross profit in 1996 would have been $803.3 million or 35.3 percent of revenues compared to $774.9 million or 34.5 percent of revenues in 1995. This margin improvement was primarily due to volume increases, productivity improvements, and lower raw material costs, partially offset by lower selling prices. In 1994, gross profit was 36.8 percent of revenues. The decrease from 1994 to 1995 was primarily due to the effect of lower selling prices.

In 1996, selling, general and administrative expenses were $563.0 million. Excluding special one-time charges of $14.6 million related to activities in connection with the Distribution, selling, general and administrative expenses would have been $548.4 million, or 24.1 percent of revenues. This is essentially unchanged from 1995, when selling, general and administrative expenses were 24.0 percent of revenues. The full year 1996 selling, general and administrative expenses include $41.8 million of start-up costs related to designing and implementing more efficient business processes and developing the Company's brand identity, offset by reduced sales related costs. It is expected that these start-up costs will continue in 1997. In 1994, selling, general and administrative expenses were 23.3 percent of revenues. The increase in selling, general and administrative expenses as a percentage of revenues in 1995 over 1994 was primarily due to the decline in the revenue base. The Company's goal is to lower the level of selling, general and administrative expenses as a percentage of revenues as a part of achieving its economic profit goal discussed in "General Overview".

Research and development expenses in 1996 were $183.1 million, which includes a non-deductible charge of $12.0 million for the acquired in-process research and development related to the Company's acquisition of Luminous Corporation. Research and development expenses in 1995 were $222.4 million, which includes $4.3 million in one-time charges related to asset write-offs. Excluding the impact of one-time charges, research and development expenses in 1996 would have been $171.1 million or 7.5 percent of revenues compared to $218.1 million or 9.7 percent of revenues in 1995. This decrease is due to a consolidation of laboratories from fourteen to seven, the implementation of a more efficient research and development cost structure and higher than normal spending in 1995 reflecting investments made in a number of the Company's new products which came to market during 1995 and early 1996. In 1997, the Company will continue to gain the benefits of this restructuring. In 1994, research and development expenses were 9.3 percent of revenues. The increase in 1995 over 1994 was due to higher than normal spending in 1995 on new products as noted above.

The Company recorded restructuring charges of $53.9 million in 1996. These charges primarily relate to employee separation programs. In 1995, the Company recorded restructuring charges of $111.8 million related to world-wide manufacturing rationalization programs to exit less profitable manufacturing locations and to centralize manufacturing in the United States and in Italy, and consists principally of write-offs of property, plant and equipment.

The operating loss for 1996 totaled $4.6 million while the operating loss for 1995 was $148.9 million. Losses in both years were the result of the restructuring and other one-time charges discussed above. Excluding these charges, operating income would have been $83.8 million in 1996 and $17.4 million in 1995, an improvement of $66.4 million. This improvement is primarily a result of higher gross profit, lower research and development spending and sales growth as discussed above. Operating income in 1995, excluding special charges, would have been $17.4 million, or $78.4 million lower than 1994 operating income of $95.8 million. This decline primarily reflects the factors affecting the lower gross profit as discussed above, and to a lesser extent the increase in research and development spending.

Non-operating expense (primarily interest expense) for 1996 totaled $10.4 million, down $7.5 million from 1995. This decrease is due to an increase in other income of $2.9 million, primarily related to investment gains prior to the Distribution, and to lower interest expense due to lower outstanding debt levels and a lower effective interest rate. Interest expense prior to the Distribution was based on an assumed $250 million in outstanding debt and 3M's effective interest rate during the period. The allocation of interest prior to the Distribution is more fully discussed in Note 7 to the Consolidated Financial Statements. Non-operating expense in 1995 was $17.9 million, up from $14.5 million in 1994. This increase is due to 3M's rising effective interest rate in 1995 over 1994.

Excluding restructuring and one-time charges, the Company's effective tax rate was 45.9, 42.3 and 36.0 percent of pre-tax income for 1996, 1995 and 1994, respectively. Although a new, tax effective structure was implemented in 1996, the Company continues to earn profits in high tax jurisdictions. Benefits from the new structure will be realized over time, with an expected decrease in future rates. Management believes the Company will generate sufficient income in future periods to fully recover the Company's deferred tax assets.

Minority interest was $0.4 million, $11.3 million and $2.3 million in 1996, 1995 and 1994, respectively. The 1995 minority interest includes $7.7 million of restructuring charges related to the Company's operations in Japan.

The net loss for 1996 totaled $20.5 million compared to a net loss of $85.0 million in 1995. Excluding restructuring and one-time charges, net income would have been $40.1 million ($0.97 per share) in 1996 and $3.3 million ($0.08 per share) in 1995, an improvement of $36.8 million or $0.89 per share. Net income in 1994 was $54.3 million or $1.28 per share. All per share amounts prior to the Distribution are based on an average number of shares outstanding equal to one-tenth the weighted average number of 3M shares outstanding based on the distribution ratio of one share of the Company's stock for ten shares of 3M stock.

PERFORMANCE BY GEOGRAPHIC AREA

UNITED STATES In 1996, United States net revenues totaled $1,159.5 million, up
2.7 percent from $1,128.8 million in 1995. Volume increased 5.6 percent while selling prices decreased 2.9 percent. Operating loss was $95.3 million in 1996 compared to $169.0 in 1995. Excluding restructuring and one-time charges of $77.1 million in 1996 and $99.8 million in 1995, the operating loss would have been $18.2 million in 1996 and $69.2 million in 1995, an improvement of $51.0 million. The improvement in the United States results was primarily due to increased volume growth, reduced spending and the lessening of price erosion.

EUROPE, MIDDLE EAST AND AFRICA Net revenues totaled $816.2 million in 1996, up
1.0 percent from $808.4 million in 1995. Excluding restructuring and one-time charges in Europe of $9.8 million in 1996 and $20.4 million in 1995, operating income would have been $88.6 million in 1996 and $76.2 million in 1995, an increase of $12.4 million. In 1996, volume increased 7.6 percent, selling prices declined 5.3 percent, and changes in currency exchange rates negatively impacted revenues by 1.3 percent.

LATIN AMERICA, ASIA AND CANADA Net revenues declined by 1.9 percent in 1996 to $302.5 million. Changes in currency exchange rates caused revenues to decrease by 7.1 percent. In local currencies, revenues were up 5.2 percent due to volume increases of 16.7 percent offset by selling price declines of 11.5 percent. Operating income increased by $3.0 million, after excluding special charges of $1.5 million in 1996 and $46.1 million in 1995.


FINANCIAL POSITION

The Company had 3.2 months of inventory on hand at December 31, 1996, compared to 3.4 months at December 31, 1995. The accounts receivable days sales outstanding was 75 days at December 31, 1996, down from 78 days at December 31, 1995. Improved asset management related to the Company's focus on supply chain management contributed to these decreases. Other current assets were $94.5 million at December 31, 1996, an increase of $45.7 million over the 1995 balance. This increase is primarily due to an increase in current deferred tax assets of $14.9 million, an increase in prepaid value added taxes in Europe of $11.9 million and an increase in other prepaid expenses of $5.8 million.

The net book value of property, plant and equipment at December 31, 1996 was $480.1 million, a decrease of $33.1 million from $513.2 million at December 31, 1995. This decrease is due to capital spending being lower than depreciation and the sale of the Company's Sulmona, Italy facility. The decrease in machinery and equipment cost of $143.6 million is primarily due to the disposal in 1996 of machinery and equipment that was fully reserved for in 1995 as part of the restructuring and other one-time charges.

Accounts payable at December 31, 1996 increased $56.2 million from December 31, 1995. This increase is primarily due to establishing the normal third party payables to 3M for products and transitional services that were previously eliminated as intercompany balances. The balance in other current liabilities at December 31, 1996 was $151.2 million, an increase of $25.3 million over 1995. This increase is primarily due to an increase in the accrual for value added taxes in Europe and an increase in self insurance reserves.


LIQUIDITY

Prior to July 1, 1996, cash and equivalents and debt were not allocated to the Company from 3M since 3M uses a centralized approach to cash management and the financing of its operations. The Company's financing requirements prior to July 1, 1996 are represented by cash transactions with 3M and are reflected in "Net cash (paid to) received from 3M" in the consolidated statements of cash flows. This financial support was discontinued following the Distribution.

Cash provided by operating activities was $306.0 million in 1996, $256.8 million in 1995 and $170.1 million in 1994. The adjustments to net income include depreciation, which ranged from $181.1 million to $189.5 million per year during these periods, and restructuring and other one-time charges which were $88.4 million in 1996 and $166.3 million in 1995. Working capital and related cash requirements decreased $40.3 million in 1996 and $30.7 million in 1995, while in 1994 working capital and related cash requirements increased $91.8 million.

Investing activities, mainly capital expenditures, utilized cash of $184.6 million in 1996, $187.5 million in 1995 and $179.7 million in 1994. It is expected that capital expenditures in 1997 will be similar to the expenditures made in 1996 of $167.4 million. In addition to capital expenditures in 1996, the Company capitalized $13.5 million of software expenditures related to the development and implementation of independent Imation-supported systems to replace those provided by 3M through service contracts.

During 1996, the Company established a $350 million credit facility with a syndicate of banks. At the time of the Distribution, the Company borrowed approximately $155.0 million to purchase from 3M certain assets located outside the United States and to repay intercompany indebtedness assumed by the Company in connection with the Distribution. During the third quarter, the Company borrowed an additional $50 million to loan to the ESOP for the purchase of the Company's common stock to satisfy the Company's obligation to make matching contributions with respect to employee salary deferrals and other performance based contributions. Additional funds were borrowed and repaid from time to time for funding working capital needs. At year-end, the Company had borrowed $120.0 million under the credit facility. In addition, certain international subsidiaries have arranged borrowings locally outside the credit facility. As of year end, $29.6 million of borrowings were outstanding, primarily short term, under these arangements. As of December 31, 1996, the Company had a ratio of total debt to total capital of approximately 13.9 percent. The Company believes this ratio will increase over time due to the cash requirements for funding future growth oportunities. The Company believes it has the financial resources needed to meet its business requirements in the foreseeable future.

In connection with the Company's acquisition of Luminous Corporation in October 1996, the Company issued 922,845 shares of common stock.

On February 4, 1997, the Company announced a stock repurchase plan, authorizing the Company to repurchase up to two million shares of the Company's common stock. On March 13, 1997, the Company's Board of Directors increased the stock repurchase authorization to a total of six million shares of the Company's common stock.


FORWARD LOOKING STATEMENTS

Certain information contained in this Report which does not relate to historical financial information may be deemed to constitute forward looking statements. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. Among the factors that could cause the Company's actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are market acceptance of newly introduced products, competitive industry conditions including historical price erosion in certain product categories, technological developments in the markets served by the Company, foreign currency fluctuations, the Company's ability to establish its operations as an independent company, as well as various factors set forth in the Company's 1996 Annual Report on Form 10-K and other interim reports filed with the Securities and Exchange Commission.

IMATION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,                      1996             1995              1994
---------------------------------------------------------------------------------------
(In Millions, Except Per Share Amounts)
Net revenues                             $ 2,278.2        $  2,245.6        $  2,280.5
Cost of goods sold                         1,482.8           1,520.9           1,442.0
                                         ----------------------------------------------
 Gross profit                                795.4             724.7             838.5

Operating expenses:
   Selling, general and administrative       563.0             539.4             531.5
   Research and development                  183.1             222.4             211.2
   Restructuring charges                      53.9             111.8               --
                                         ----------------------------------------------
      Total operating expenses               800.0             873.6             742.7

Operating income (loss)                       (4.6)           (148.9)             95.8
Interest expense and other                    10.4              17.9              14.5
                                         ----------------------------------------------
Income (loss) before tax
   and minority interest                     (15.0)           (166.8)             81.3

Income tax provision (benefit)                 5.9             (70.5)             29.3
Minority interest                             (0.4)            (11.3)             (2.3)
                                         ----------------------------------------------

Net income (loss)                        $   (20.5)       $    (85.0)       $     54.3
                                         ----------------------------------------------

Earnings (loss) per common share         $   (0.49)       $    (2.02)       $     1.28
                                         ----------------------------------------------
Average shares outstanding                    41.3              42.0              42.3
                                         ----------------------------------------------



The accompanying notes to consolidated financial statements are an integral part of these statements.

IMATION CORP.
CONSOLIDATED BALANCE SHEETS

As of December 31,                                                      1996         1995
----------------------------------------------------------------------------------------------
(In Millions, Except Share Amounts)
ASSETS
Current Assets
   Cash and equivalents                                               $     61.7    $     --
   Accounts receivable, net                                                467.6         479.5
   Inventories                                                             392.8         426.3
   Other current assets                                                     94.5          48.8
                                                        --------------------------------------
      Total current assets                                               1,016.6         954.6

Property, Plant and Equipment, Net                                         480.1         513.2
Other Assets                                                                64.6          73.7
                                                        --------------------------------------
     Total Assets                                                     $  1,561.3    $  1,541.5
                                                        --------------------------------------



LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                                                   $    182.1    $    125.9
   Accrued payroll                                                          41.9          44.4
   Income taxes payable                                                      7.6          --
   Short-term debt                                                          26.5          --
   Other current liabilities                                               151.2         125.9
                                                        --------------------------------------
      Total current liabilities                                            409.3         296.2

Other Liabilities                                                           98.6          96.6
Long-term Debt                                                             123.1          --

Commitments and Contingencies

Shareholders' Equity
   Preferred stock, $.01 par value, authorized 25,000,000 shares,
      none issued and outstanding                                           --            --
   Common stock, $.01 par value, authorized 100,000,000 shares,
      issued and outstanding 42,879,880 as of December 31, 1996               .4          --
   Additional paid-in capital                                            1,011.5          --
   Retained earnings                                                        11.2          --
   Unearned ESOP shares                                                    (46.6)         --
   Cumulative translation adjustment                                       (46.2)        (39.1)
   Net investment by 3M                                                     --         1,187.8
                                                        --------------------------------------
      Total shareholders' equity                                           930.3       1,148.7
                                                        --------------------------------------
         Total Liabilities and Shareholders' Equity                   $  1,561.3    $  1,541.5
                                                        --------------------------------------



The accompanying notes to consolidated financial statements are an integral part of these statements.

IMATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31,                                  1996         1995       1994
----------------------------------------------------------------------------------------
(In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                    $  (20.5)   $  (85.0)   $   54.3
   Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
      Depreciation                                         181.1       189.5       185.9
      Deferred income taxes                                 12.6       (68.1)       14.0
      Restructuring and other one-time charges              88.4       166.3        --
      Accounts receivable                                   12.0        (0.6)      (16.8)
      Inventories                                           22.3        25.4       (87.8)
      Other current assets                                 (29.8)        1.1        (1.1)
      Accounts payable                                      73.7        (4.5)       11.7
      Accrued payroll and other current liabilities        (37.9)        9.3         2.2
      Other                                                  4.1        23.4         7.7
                                                        --------------------------------
         Net cash provided by operating activities         306.0       256.8       170.1

CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                   (167.4)     (180.2)     (182.7)
   Capitalized software                                    (13.5)       --          --
   Other                                                    (3.7)       (7.3)        3.0
                                                        --------------------------------
         Net cash used in investing activities            (184.6)     (187.5)     (179.7)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in short-term debt                            25.4        --          --
   Borrowings on long-term debt                            270.3        --          --
   Repayment of long-term debt                            (146.3)       --          --
   Loan to ESOP                                            (50.0)       --          --
   Decrease in unearned ESOP shares                          3.4        --          --
   Net cash (paid to) received from 3M                    (155.9)      (72.9)       18.5
                                                        --------------------------------
         Net cash (used in) provided by
         financing activities                              (53.1)      (72.9)       18.5

Effect of exchange rate changes on cash                     (6.6)        3.6        (8.9)
                                                        --------------------------------
Change in cash and equivalents                              61.7        --          --
Cash and equivalents - beginning of year                    --          --          --
Cash and equivalents - end of year                      $   61.7      $ --   $      --
                                                        --------------------------------




The accompanying notes to consolidated financial statements are an integral part of these statements.



                                    PAGE 10
IMATION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BACKGROUND AND BASIS OF PRESENTATION


BACKGROUND
Imation Corp. (the "Company") became an independent, publicly held company as of July 1, 1996 (the "Distribution Date"), when Minnesota Mining and Manufacturing Company ("3M") spun off its data storage and imaging systems businesses as an independent, publicly owned company ("the Distribution"). One share of the Company's common stock was issued for every ten shares of 3M stock outstanding to stockholders of record on June 18, 1996.


BASIS OF PRESENTATION
SUBSEQUENT TO THE DISTRIBUTION The consolidated financial statements include the accounts and operations of the Company on a stand-alone basis. 3M and the Company have entered into a number of agreements to facilitate the transition of the Company to an independent business enterprise.

PRIOR TO THE DISTRIBUTION The consolidated financial statements reflect the assets, liabilities, revenues and expenses that were directly related to the Company as they were operated within 3M. Where assets and liabilities were not specifically identifiable to any particular business of 3M, only those assets and liabilities transferred to the Company are included in the Company's consolidated balance sheets. Regardless of the allocation of these assets and liabilities, however, the Company's consolidated statements of operations include all of the related costs of doing business including an allocation of certain general corporate expenses of 3M which were not directly related to the Company including costs for corporate logistics, corporate research and development, information technologies, finance, legal and corporate executives. These allocations were based on a variety of factors including, for example, personnel, space, time and effort, and sales volume. Management believes these allocations were made on a reasonable basis

Cash and equivalents and debt were not allocated to the Company in the financial statements as 3M uses a centralized approach to cash management and the financing of its operations. The consolidated statements of operations include an allocation of 3M's interest expense (see Note 7). The Company's financing requirements are represented by cash transactions with 3M and are reflected in the "Net Investment by 3M" account (see Note 9). Certain assets and liabilities of 3M such as certain employee benefit and income tax-related balances have not been allocated to the Company and are included in the Net Investment by 3M account. Activity in the Net Investment by 3M equity account relates to net cash flows of the Company as well as changes in the assets and liabilities not allocated to the Company.

The Company also participated in 3M's centralized interest rate risk management function. As part of this activity, derivative financial instruments were utilized to manage risks generally associated with interest rate market volatility. 3M did not hold or issue derivative financial instruments for trading purposes. 3M was not a party to leveraged derivatives. The consolidated balance sheets of the Company do not reflect any of the associated asset or liability positions resulting from this activity because the Company did not assume any of 3M's derivative financial instruments in connection with the Distribution. The consolidated statements of operations and statements of cash flows, however, do reflect an allocation of the related gains and losses. Such gains and losses were recognized by 3M as interest expense over the borrowing period and, as a result, are reflected in the effective interest rates utilized by the Company in deriving its interest expense.

The minority interest within the consolidated statements of operations gives recognition to the Company's share of net income (loss) of certain majority owned subsidiaries of 3M. The minority shareholders' proportionate interests in the Company's net assets of majority owned subsidiaries have not been presented in the consolidated balance sheets as the Company obtained 100 percent ownership of the assets and liabilities of these subsidiaries in connection with the Distribution.

The financial information included herein for periods prior to the Distribution may not necessarily be indicative of the financial position, results of operations or cash flows of Company if it had been a separate, independent company during the periods prior to the Distribution.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION Commencing with the Distribution, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Prior to the Distribution, the consolidated financial statements include the accounts of the Company as described in Note 1. All significant intercompany transactions and balances have been eliminated.

FOREIGN CURRENCY Local currencies are considered the functional currencies outside the U.S. except for Imation Europe B.V., the Company's European holding company, and subsidiaries located in highly inflationary economies. For operations in local currency environments, assets and liabilities are translated at year-end exchange rates with cumulative translation adjustments included as a component of shareholders' equity. Income and expense items are translated at average rates of exchange prevailing during the year. For operations in which the U.S. dollar is considered the functional currency, certain financial statement amounts are translated at historical exchange rates, with all other assets and liabilities translated at year-end exchange rates. These translation adjustments are reflected in the results of operations.

The Company enters into foreign currency forward exchange and derivative contracts to hedge foreign currency transaction exposures. Gains and losses arising from foreign currency contracts offset gains and losses resulting from the underlying hedged transactions. The Company's policy is to selectively hedge anticipated transaction exposures. Aggregated transaction gains and losses included in the determination of net income (loss) are not material for any period presented. As of December 31, 1996, the notional amount of outstanding forward contracts was not material.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Principal areas requiring the use of estimates include: the allocation of financial statement amounts between the Company and 3M for periods prior to the Distribution, determination of allowances for uncollectible accounts receivable and obsolete/excess inventories, and assessments of the recoverability of deferred tax assets and certain long-lived assets.

CASH EQUIVALENTS Cash equivalents consist of temporary investments purchased with original maturities of three months or less.

INVENTORIES Inventories are stated at the lower of cost or market, with cost generally determined on a first-in first-out basis.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost. Plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Maintenance and repairs are expensed as incurred. Periodic reviews for impairment of the carrying value of property, plant and equipment are made based on undiscounted expected future cash flows.

OTHER ASSETS Other assets consist primarily of deferred taxes, goodwill, capitalized software and investments. Intangible assets are amortized over their useful lives, which currently range from five to seven years. The carrying value of intangible assets are periodically reviewed to assess recoverability based on undiscounted expected future cash flows.

EMPLOYEE SEVERANCE INDEMNITIES Employee severance indemnities consist of termination indemnities and are accrued for each employee in accordance with labor legislation in each applicable country.

REVENUE RECOGNITION Revenue is recognized upon shipment of goods to customers or upon performance of services. Revenues from service contracts are deferred and recognized over the life of the contracts as service is performed.

CONCENTRATIONS OF CREDIT RISK The Company sells a wide range of products and services to a diversified base of customers around the world and performs ongoing credit evaluations of its customers' financial condition, and therefore believes there is no material concentration of credit risk.

RESEARCH AND DEVELOPMENT COSTS Research and development costs are charged to expense as incurred.

ADVERTISING COSTS Advertising costs are charged to expense as incurred and totaled $73 million, $52 million and $52 million in 1996, 1995 and 1994 respectively. Advertising costs in 1996 include $22 million related to start-up costs for identity development.

INCOME TAXES Upon the Distribution, the Company became responsible for its income taxes and will file its own income tax returns. Prior to the Distribution, the Company did not file separate tax returns but rather was included in the income tax returns filed by 3M and its subsidiaries in various domestic and foreign jurisdictions. For purposes of the Company's consolidated financial statements prior to the Distribution, the Company's allocated share of 3M's income tax provision was based on the "separate return" method, except that the tax benefit of the Company's tax losses in certain jurisdictions was allocated to the Company on a current basis if such losses could be utilized by 3M in its tax returns and an assessment of realizability of certain deferred tax assets was made assuming the availability of future 3M taxable income. Had the Company's 1996 provision for income taxes been calculated on a purely "separate return" method, the impact on the Company's 1996 results of operations would not have been material. Prior to the Distribution, the balance of accrued current income taxes for the Company's operations is included in the Net Investment by 3M equity account because 3M paid all taxes and received all tax refunds on the Company's behalf.

STOCK-BASED COMPENSATION The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", in 1996. This standard gives entities the choice of recognizing stock-based compensation by adopting the new fair value method or to continue to measure compensation expense using the intrinsic value approach under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". The Company has chosen to account for stock-based compensation under APB No. 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

EARNINGS PER SHARE For periods after the Distribution, earnings per share are computed using the weighted average shares outstanding during the period, net of unallocated shares held by the Company's ESOP. Common share equivalents were not material. For periods prior to the Distribution, the number of weighted average shares outstanding used in the earnings per share calculation is one-tenth of the weighted average number of 3M shares outstanding based on the distribution of one share of the Company for ten shares of 3M pursuant to the Distribution.


NOTE 3 -- ACQUISITION

In October 1996, the Company acquired all of the outstanding common and preferred shares of Luminous Corporation (Luminous) for cash, 922,845 shares of the Company's common stock and assumption of Luminous' obligations under outstanding employee stock options, which, after conversion to options to purchase the Company's common stock, represent options to purchase 317,062 shares of the Company's common stock. Luminous is a developer and marketer of desktop software to the prepress, print production, printing and graphic arts industries. The acquisition was accounted for using the purchase method of accounting. The Company allocated a portion of the purchase price to in-process research and development projects that had not yet reached technological feasibility and had no probable alternative future uses, which resulted in a one-time non-deductible charge of $12.0 million. The Company has allocated the remaining excess purchase price over net assets acquired to goodwill which is being amortized over seven years. Operating results for Luminous are included in results of operations since the date of acquisition. The pro forma effect on prior periods' results of operations is not material.

NOTE 4 -- SUPPLEMENTAL BALANCE SHEET INFORMATION


(In Millions)                                                  1996              1995
---------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE
   Accounts receivable                                     $   490.9         $   497.0
   Less allowances                                             (23.3)            (17.5)
                                                           ----------------------------
     Accounts receivable, net                              $   467.6         $   479.5

INVENTORIES
   Finished goods                                          $   248.1         $   244.0
   Work in process                                              57.3              81.2
   Raw materials and supplies                                   87.4             101.1
                                                           ----------------------------
     Total inventories                                     $   392.8         $   426.3

OTHER CURRENT ASSETS
   Deferred taxes                                          $    38.3         $    23.4
   Other                                                        56.2              25.4
                                                           ----------------------------
     Total other current assets                            $    94.5         $    48.8

PROPERTY, PLANT AND EQUIPMENT
   Land                                                    $     8.3         $     7.7
   Buildings and leasehold improvements                        185.0             180.9
   Machinery and equipment                                   1,472.6           1,616.2
   Construction in progress                                     44.0              63.5
                                                           ----------------------------
     Total                                                   1,709.9           1,868.3
   Less accumulated depreciation                             1,229.8           1,355.1
                                                           ----------------------------
     Property, plant and equipment, net                    $   480.1         $   513.2

OTHER ASSETS
   Deferred taxes                                          $     8.1         $    60.6
   Other                                                        56.5              13.1
                                                           ----------------------------
     Total other assets                                    $    64.6         $    73.7

OTHER CURRENT LIABILITIES
   Accrued rebates                                         $    42.9         $    44.6
   Deferred income                                              26.1              35.8
   Taxes other than income taxes                                23.2              11.7
   Other                                                        59.0              33.8
                                                           ----------------------------
     Total other current liabilities                       $   151.2         $   125.9

OTHER LIABILITIES
   Employee severance indemnities                          $    49.3         $    59.2
   Other                                                        49.3              37.4
                                                           ----------------------------
     Total other liabilities                               $    98.6         $    96.6



NOTE 5 -- RESTRUCTURING CHARGES AND OTHER ONE-TIME COSTS

In late 1995, the Company initiated a review of all of its operations, including its organizational structure, manufacturing operations, products and markets. In connection with this review, the Company adopted a reorganization plan to rationalize its manufacturing operations, streamline its organizational structure and write-off impaired assets.

The Company has reflected restructuring and other one-time charges of $254.7 million in its financial statements, partially in 1995 and partially in 1996 based upon the timing recognition criteria required for the restructuring charges. The Company recorded $166.3 million of these charges ($88.3 million after taxes and minority interest) in its 1995 financial statements and an additional $88.4 million ($60.6 million after taxes) in 1996.

The 1995 special charges of $166.3 million includes $111.8 million related to world-wide manufacturing rationalization programs to exit less profitable manufacturing locations and to centralize manufacturing in the U.S. and in Italy, and consists principally of write-offs of property, plant and equipment. This $111.8 million charge is included as a separate restructuring charge in the statement of operations. The remaining 1995 special charges of $54.5 million relates primarily to asset write-offs included in cost of goods sold.

In 1996, special charges of $88.4 million were recorded. These charges include $53.9 million in restructuring charges primarily for employee separation programs resulting in the reduction of approximately 1,600 employees and $22.5 million of one-time charges associated with start-up activities which are included in costs of goods sold and selling, general and administrative expenses. The unpaid restructuring charges for the employee separation programs as of June 30, 1996, were retained by 3M pursuant to the Distribution. In addition to the above charges, the Company also recognized a non-deductible write-off of $12.0 million for the in-process research and development related to the Luminous acquisition (see Note 3).


NOTE 6 -- INCOME TAXES


The components of income (loss) before tax and minority interest are as follows:

(In Millions)                                 1996             1995             1994
------------------------------------------------------------------------------------
U.S.                                     $   (16.9)        $  (136.1)      $    63.2
International                                  1.9             (30.7)           18.1
                                         -------------------------------------------
Total                                    $   (15.0)        $  (166.8)      $    81.3



The income tax provision (benefit) is as follows:


(In Millions)                                 1996             1995             1994
-------------------------------------------------------------------------------------
Currently payable (refundable)
   Federal                               $    (9.9)        $   (14.0)        $   8.3
   State                                      (0.4)             (4.3)            1.7
   International                               3.9              15.6             4.6
Deferred
   Federal                                     3.3             (34.9)            9.4
   State                                      (0.4)             (3.1)            0.8
   International                               9.4             (29.8)            4.5
                                         -------------------------------------------
Total                                    $     5.9         $   (70.5)        $  29.3


The components of net deferred tax assets and liabilities are as follows:


(In Millions)                                                  1996              1995
---------------------------------------------------------------------------------------
Receivables                                                $     7.8         $     4.0
Inventories                                                     15.4               5.9
Property, plant and equipment                                   (0.4)             44.5
Payroll                                                          3.2              19.2
Other, net                                                      17.9               9.5
                                                           ----------------------------
Net deferred tax assets and liabilities                    $    43.9         $    83.1


Management believes the Company, or in certain cases 3M prior to the Distribution, will generate sufficient taxable income in future periods to fully recover the Company's deferred tax assets.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory U.S. income tax rate (35%) because of the following items:


(In Millions)                                           1996         1995       1994
--------------------------------------------------------------------------------------
Tax at statutory U.S. tax rate                       $   (5.3)   $   (58.4)  $    28.5
State income taxes, net of federal benefit               (1.2)        (5.4)        2.9
International taxes in excess of
     statutory U.S. tax rate                              7.1         (7.7)       (3.0)
Non-deductible expense related to acquisition             4.9          --          --
Other                                                     0.4          1.0         0.9
                                                     ---------------------------------
Income tax provision (benefit)                       $    5.9    $   (70.5)  $    29.3


As of December 31, 1996, approximately $151 million of earnings attributable to international subsidiaries (inclusive of earnings prior to the Distribution for certain international subsidiaries) were considered to be permanently invested. No provision has been made for taxes that might be payable if these earnings were remitted to the U.S. It is not practical to determine the amount of incremental tax that might arise if these earnings were to be remitted.

Cash paid for income taxes in the period from July 1, 1996 to December 31, 1996 was not material. Prior to July 1, 1996, 3M paid all taxes and received all tax refunds on the Company's behalf.


NOTE 7 -- DEBT

The components of long-term debt as of December 31, 1996, are as follows:


(In Millions)
----------------------------------------------------------
Revolving credit facility                        $  120.0
Other                                                 4.0
                                                 ---------
                                                    124.0
Less current portion                                 (0.9)
                                                 ---------
Total long-term debt                             $  123.1


The Company maintains a $350 million revolving credit facility with a syndicate of banks which expires on June 30, 2001. The commitment fee for the credit facility is based on the Company's interest coverage ratio, and as of December 31, 1996, was .15 of one percent on the total amount of the credit facility. Borrowings under the credit facility bear interest based on the London interbank offered rate (LIBOR) or the administrative agent bank's base rate, plus an applicable margin based on the Company's interest coverage ratio. As of December 31, 1996, $120 million in borrowings under this credit facility were outstanding at interest rates ranging from 5.80% to 5.86%. The agreement contains financial covenants that include a maximum debt to capital ratio, a minimum interest coverage ratio, and a minimum tangible net worth. As of December 31, 1996, the Company was in compliance with these covenants.

Long-term debt maturities are as follows:


(In Millions)                        1997    1998     1999     2000     2001
-----------------------------------------------------------------------------
Long-term debt maturities           $ 0.9    $1.0     $1.0    $ 1.1    $120.0


Short-term debt as of December 31, 1996, consisted of $25.6 million of uncollateralized borrowings primarily held by international subsidiaries. These borrowings have original maturities of one year or less and have a weighted average interest rate of 2.9% as of December 31, 1996. As of December 31, 1996, the Company had an additional $53 million available under credit facilities held by various subsidiaries outside the U.S.

The Company estimates that the fair value of short-term and long-term debt approximates the carrying amount of debt.

The Company's interest expense for the period from July 1, 1996 through December 31, 1996 was $6.8 million and cash paid for interest was $6.2 million. Prior to the Distribution, the Company's financial statements include allocations of 3M's interest expense totaling $7.4 million for the period from January 1, 1996 to June 30, 1996, $18.8 million for 1995 and $16.3 million for 1994. Total 1996 interest expense was $14.2 million. Allocations prior to the Distribution were based on an assumed non-ESOP debt level of $250 million. The interest rates used were 6.4%, 7.5% and 6.5% in 1996, 1995 and 1994, respectively, which reflect 3M's weighted average effective interest rates on non-ESOP debt during these periods. The consolidated balance sheet of the Company prior to the Distribution does not include this debt as the total capitalization of the Company was reflected in Net Investment by 3M.


NOTE 8 -- LEASES

Rent expense under operating leases, which primarily relate to equipment and office space, amounted to $15.1 million, $9.0 million and $9.0 million in 1996, 1995 and 1994, respectively. The following table sets forth the minimum rental payments under operating leases with non-cancelable terms in excess of one year as of December 31, 1996:

                                                                After
(In Millions)                1997   1998   1999    2000   2001   2001   Total
-----------------------------------------------------------------------------
Minimum Lease Payments      $ 9.5   $6.5   $3.5   $ 2.1   $0.9   $0.2   $22.7

NOTE 9 -- SHAREHOLDERS' EQUITY

The Company's authorized stock consists of 100,000,000 shares of common stock, par value $0.01, and 25,000,000 shares of preferred stock, par value $0.01. Common shares issued as of December 31, 1996 were 42,879,880 shares. There were no preferred shares issued as of December 31, 1996.

The Company maintains a stockholder rights plan under which the Company has issued one preferred share purchase right (Right) for each common share of the Company. Each Right will entitle its holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $125, subject to adjustment. The Rights are exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's outstanding common stock. The Rights expire on July 1, 2006 and may be redeemed earlier by the Board of Directors for $0.01 per Right.

The following table summarizes the changes in the components of shareholders' equity:

                                          Additional              Unearned  Cumulative      Net           Total
                                    Common  Paid-In    Retained    ESOP     Translation   Investment   Shareholders'
(In Millions)                        Stock  Capital    Earnings    Shares    Adjustment    by 3M          Equity
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                                                 $(73.1)      $1,272.9       $1,199.8
   Net income                                                                                 54.3           54.3
   Net amount
    received from 3M                                                                          18.5           18.5
   Net change in
     cumulative translation                                                    27.4                          27.4
                                      ------------------------------------------------------------------------------
Balance at December 31, 1994           --         --       --         --      (45.7)       1,345.7        1,300.0
   Net loss                                                                                  (85.0)         (85.0)
   Net amount paid
    to 3M                                                                                    (72.9)         (72.9)
   Net change in
    cumulative translation                                                      6.6                           6.6
                                      ------------------------------------------------------------------------------
Balance at December 31, 1995           --         --       --         --      (39.1)       1,187.8        1,148.7
   Net equity
    transactions with 3M                                                                    (164.0)        (164.0)
   Issuance of common
    stock to 3M shareholders
      (41,930,187 shares)              $0.4  $  991.7                                      (992.1)           --
   Loan to ESOP                                                   $(50.0)                                   (50.0)
   Amortization of
    unearned ESOP shares               --         0.4                3.4                                      3.8
   Issuance of common
    stock (922,845 shares)
    in connection
    with acquisition                   --        14.6                                                        14.6
   Value of stock options
    issued in connection
    with acquisition                   --         4.8                                                         4.8
   Exercise of stock
    options (26,848 shares)            --         --                                                          --
   Net income (loss)                                      $11.2                              (31.7)         (20.5)
   Net change in
    cumulative translation                                                     (7.1)                         (7.1)
                                      ------------------------------------------------------------------------------
Balance at December 31, 1996           $0.4  $1,011.5     $11.2   $(46.6)        (46.2)          --           $930.3


NOTE 10 -- SEGMENT INFORMATION

The Company operates in one industry segment, the imaging and information industry, supplying products and services to meet the information processing needs for a variety of customer applications. Geographic information in the table below is presented on the same basis utilized by the Company to manage its business. Export sales and certain income and expense items are reported in the geographic area where the final sale to customers is made, rather than where the transaction originates.

                                                               OTHER
                                UNITED                     INTERNATIONAL       ELIMINATIONS     TOTAL
(In Millions)                   STATES     EUROPE(1)           AREAS(2)         AND OTHER      COMPANY
---------------------------------------------------------------------------------------------------------------------------
Net revenues          1996    $ 1,159.5   $  816.2          $  302.5                         $ 2,278.2
to customers          1995      1,128.8      808.4             308.4                           2,245.6
                      1994      1,199.9      764.1             316.5                           2,280.5

Transfers between     1996    $   351.1   $   92.5          $    6.8          $  (450.4)
geographic areas      1995        290.9       76.2               4.0             (371.1)
                      1994        341.2       89.4               0.1             (430.7)

Operating             1996(3) $   (95.3)  $   78.8          $   11.9                         $    (4.6)
income (loss)         1995(4)    (169.0)      55.8             (35.7)                           (148.9)
                      1994          1.5       72.9              21.4                              95.8

Identifiable          1996    $   777.1   $  618.1          $  166.1                --       $ 1,561.3
assets                1995        816.4      575.7             149.7          $    (0.3)       1,541.5
                      1994        894.9      582.9             194.7               (0.8)       1,671.7

(1) Includes operations in the Middle East and Africa since such regions are managed together with Europe. These operations are not material to the overall financial results of the Company.
(2) Includes Latin America, Asia and Canada.
(3) Includes restructuring and one-time charges of $77.1 million in the United States, $9.8 million in Europe and $1.5 million in Other International Areas.
(4) Includes restructuring and one-time charges of $99.8 million in the United States, $20.4 million in Europe and $46.1 million in Other International Areas.


NOTE 11 -- RETIREMENT PLANS

The Company has various non-contributory defined benefit employee pension plans covering substantially all U.S. employees and certain employees outside the U.S. For the U.S. plan, employees are eligible to participate at date of hire and are fully vested after five years of service, including pension service time while employed by 3M. Benefits are based primarily on employees' annual salary and annual interest credits. For plans outside the U.S., benefits are based principally on years of service and compensation near retirement. The Company's funding policy is to deposit with a Trustee amounts at least equal to those required by law. Pension investments consist primarily of common stocks and fixed-income securities. The Company has not made any contributions to the U.S. plan as of December 31, 1996, as such funding is not required until 1997.

Prior to the Distribution, employees of the Company participated in various 3M-sponsored retirement plans. For U.S. employees, 3M has retained responsibility for the benefits earned under the plan. For plans outside the U.S., the Company generally has assumed the assets and related liabilities. For periods prior to the Distribution, pension expense was allocated to the Company as part of 3M. Allocated pension expense was $12 million in the period January 1, 1996 to June 30, 1996, $24 million in 1995 and $25 million in 1994. Total pension expense in 1996 was $21.3 million.

The following table details net pension cost for period July 1, 1996 to December 31, 1996:


                                                                        INTERNATIONAL
(Millions)                                            U.S. PLAN                 PLANS
--------------------------------------------------------------------------------------
Service cost                                            $   7.5                $  1.5
Interest cost                                               --                    2.0
Return on plan assets--actual                               --                   (2.0)
Net amortization and deferral                               --                    0.3
                                                        ------------------------------
Net pension cost                                        $   7.5                $  1.8


The following table details the funded status of the pension plans as of December 31, 1996:

                                                                        INTERNATIONAL
(Millions)                                           U.S. PLAN                  PLANS
--------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation                            $   6.9                $ 36.2
   Non-vested benefit obligation                            0.6                   5.6
                                                        ------------------------------
   Accumulated benefit obligation                       $   7.5                $ 41.8

Projected benefit obligation                            $   7.5                $ 60.3

Plan assets at fair value                                   --                 $ 52.5

Plan assets less than the projected benefit obligation  $  (7.5)               $ (7.8)
Unrecognized net transition obligation                      --                    0.9
Other unrecognized items                                    --                    5.6
                                                        ------------------------------
Accrued pension cost                                    $  (7.5)               $ (1.3)


The assumptions at year end are as follows:

                                                                       INTERNATIONAL
                                                     U.S. PLAN                 PLANS
--------------------------------------------------------------------------------------
 Discount rate                                         8.00%                   8.00%
 Compensation rate increase                            4.75%                   6.20%
 Long-term rate of return on assets                    9.00%                   8.30%


Net pension cost was determined using assumptions as of July 1, 1996 (Distribution Date), which were the same as the December 31, 1996 assumptions used to determine the funded status.

In addition to the above, the Company's Italian subsidiary sponsors an employee severance indemnity as required by law. The accrued liability for this severance indemnity is included in other liabilities and was $49.3 million and $59.2 million as of December 31, 1996 and 1995, respectively. The Company measures the vested benefit obligation as the amount that would be payable if the employees under the plan would separate currently. Expense for this plan was $5.0 million, $7.8 million and $6.3 million in 1996, 1995 and 1994, respectively.


NOTE 12 -- EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLANS

The Company sponsors a 401(k) retirement savings plan under which eligible U.S. employees may choose to save up to 15% of eligible compensation on a pre-tax basis, subject to certain IRS limitations. The Company matches employee contributions 100% on the first three percent of eligible compensation and 25% on the next three percent of eligible compensation. The Company also sponsors a variable compensation program, in which the Company will contribute up to three percent of eligible employee compensation to employees' 401(k) retirement accounts, depending upon Company performance.

The Company established an Employee Stock Ownership Plan (ESOP) during 1996 as a cost-effective way of funding the employee retirement savings benefits noted above. The ESOP borrowed $50.0 million from the Company and used the proceeds to purchase approximately 2.2 million shares of the Company's common stock, with the ESOP shares pledged as collateral for the debt. The Company makes monthly contributions to the ESOP equal to the debt service plus an applicable amount so that the total contribution releases a number of shares equal to that required to satisfy the Company's matching requirements. As the debt is repaid, shares are released from collateral and allocated to employee accounts. The shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. The Company reports compensation expense equal to the current market price of the shares released, and released shares are considered outstanding for the computation of earnings per share. Compensation expense related to the ESOP was $3.8 million in the period from July 1, 1996 to December 31, 1996.

The ESOP shares as of December 31, 1996 are as follows:

   Released and allocated shares                                     146,149
   Unreleased shares                                               2,029,738
   Total ESOP shares                                               2,175,887
                                                                ------------
   Fair value of unreleased shares as of December 31, 1996       $57,086,000


Prior to the July 1, 1996, U.S. employees of the Company participated in a 3M-sponsored employee savings plan under Section 401(k) of the Internal Revenue Code. 3M matched employee contributions of up to six percent of compensation at rates ranging from 35 to 85 percent depending upon financial performance. The Company's allocation of the expense related to the 3M employee savings plan was $2.3 million in the period from January 1, 1996 to June 30, 1996, $4.5 million in 1995 and $4.6 million in 1994. Total expense for 1996 was $6.1 million.


NOTE 13 -- EMPLOYEE STOCK PLANS

The Company currently has stock options outstanding under the Imation 1996 Employee Stock Incentive Program (the "Employee Plan"), the Imation 1996 Directors Stock Compensation Program (the "Directors Plan") and the Imation Stock Option Plan for Employees of Luminous Technology Corporation (the "Luminous Plan").

The Employee Plan was approved and adopted by 3M on June 18, 1996, as the sole stockholder of the Company, and became effective on July 1, 1996, the Distribution Date. The total number of shares of common stock that may be issued or awarded under the Employee Plan may not exceed 6,000,000. All shares subject to awards under the Employee Plan that are forfeited or terminated will be available again for issuance pursuant to awards under the Employee Plan. Generally, grant prices are equal to the fair market value of the Company's common stock at date of grant. The options normally have a term of ten years and become exercisable from one to five years after grant date. At December 31, 1996, there were 3,677,532 shares available for grant under the Employee Plan.

The Directors Plan was also approved and adopted by 3M prior to the Distribution Date, as the sole shareholder of the Company, and became effective on July 1, 1996. The total number of shares of common stock that may be issued or awarded under the Directors Plan may not exceed 800,000. The outstanding options are non-qualified options with a term of ten years and generally become exercisable one year after grant. Grant prices are equal to the fair market value of the Company's common stock at date of grant. As of December 31, 1996, there were 740,000 shares available for grant under the Directors Plan.

The Luminous Plan was approved and adopted by the shareholders of Luminous Corporation (Luminous) prior to the acquisition of Luminous by the Company (see
Note 3). In connection with the acquisition, the Company assumed certain outstanding stock options held by Luminous employees and agreed to convert such options into 317,062 options to purchase the Company's common stock. The outstanding options were amended to accelerate the dates on which the options become exercisable. No additional grants may be made pursuant to the Luminous Plan.

The following table summarizes stock option activity for 1996:

                                         Stock          Weighted Average
                                       Options            Exercise Price
------------------------------------------------------------------------
Granted                              2,699,530                 $  21.14
Exercised                               26,848                     2.16
Forfeited                               24,525                    22.54
                                     -----------------------------------
Outstanding, End of Year             2,648,157                 $  21.31
Exercisable, End of Year               131,857                 $  10.58

The following table summarizes information about stock options outstanding as of December 31, 1996:


                                   Weighted Average   Options Outstanding-                     Options Exercisable-
      Range of         Options            Remaining        Weighted Average          Options       Weighted Average
Exercise Prices    Outstanding     Contractual Life          Exercise Price      Exercisable         Exercise Price
---------------------------------------------------------------------------------------------------------------------------
          $ 0.31       171,754              9 years               $    0.31           74,219             $    0.31
 22.38 to  26.80     2,476,403              9 years                   22.76           57,638                 23.81
                     ---------                                                        ------
$ 0.31 to $26.80     2,648,157                                                       131,857


The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". Accordingly, no compensation expense has been recognized for the stock option plans. If the fair value of options granted had been recognized as compensation expense on a straight-line basis over the vesting periods in accordance with the provisions of SFAS 123, pro forma pretax loss would have been $9.4 million higher ($5.1 million after tax or $0.12 per share) in 1996 and $3.4 million higher ($1.9 million after tax or $0.05 per share) in 1995. The pro forma effects on net income (loss) for 1996 and 1995 are not representative of the pro forma effects on net income (loss) in future years due to differences between the Company's and 3M's option plans, including vesting periods, and the exclusion of compensation expense related to the vesting of grants made prior to 1995.

The weighted average fair value at date of grant for options granted in 1996 was as follows:

Exercise price equals market price on grant date:              $      8.96
Exercise price less than market price on grant date:           $     21.97

As part of 3M, certain employees of the Company were granted stock options prior to the Distribution to purchase 3M stock. Options granted to the Company's employees under 3M's General Employees' Stock Purchase Plan (GESPP) were 72,522 from January 1, 1996 to June 30, 1996 and 144,366 in 1995. The weighted average fair value per option granted under the GESPP was $10.37 in 1996 and $8.60 in 1995. Options granted to the Company's employees under 3M's Management Stock Option Plan (MSOP) were 271,200 in 1995 with a weighted average fair value of $12.48 per option. No options were issued to the Company's employees under the MSOP in 1996. Pursuant to the Distribution, options granted to the Company's employees while part of 3M have not been converted into options to purchase shares of the Company's stock.

The fair values at date of grant were estimated using the Black-Scholes option pricing model with the following weighted average assumptions (1995 grants reflect 3M assumptions):

                                                 1996              1995
-------------------------------------------------------------------------
Volatility                                       40.0%              14.4%
Risk free interest rate                           6.38%              5.90%
Expected life (months)                             49                 66
Dividend growth                                   Zero               5.2%

NOTE 14 -- SUPPLEMENTAL NON-CASH ITEMS

Pursuant to the Distribution on July 1, 1996, certain assets and liabilities with a net value of $8.1 million were retained by 3M, primarily comprised of certain deferred tax assets of $26.9 million and severance obligations of $23.9 million. Pursuant to the acquisition of Luminous (see Note 3), the Company issued $14.6 million of common stock and $4.8 million of stock options.



NOTE 15 -- COMMITMENTS AND CONTINGENCIES

In connection with the Distribution, the Company assumed substantially all liabilities for legal proceedings relating to the Company's businesses as conducted prior to the Distribution.

In addition, in the normal course of business, the Company is subject to proceedings, lawsuits and other claims, including proceedings under laws and regulations related to environmental and other matters. All such matters are subject to many uncertainties and outcomes that are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at December 31, 1996. While these matters could materially affect operating results of any one quarter when resolved in future periods, it is management's opinion that after final disposition, any monetary liability or financial impact to the Company beyond that provided in the consolidated balance sheet as of December 31, 1996 would not be material to the Company's financial position, or annual results of operations or cash flows.



NOTE 16 -- QUARTERLY DATA (UNAUDITED)

(In Millions,
except per share amounts)                   First          Second          Third        Fourth         Total
--------------------------------------------------------------------------------------------------------------
1996
   Net revenues                           $  576.1        $ 561.2        $ 559.3       $  581.6     $ 2,278.2
   Gross profit                              202.3          192.7          196.6          203.8         795.4
   Operating income (loss)                    13.3          (55.6)          24.5           13.2          (4.6)
   Net income (loss)                           6.1          (37.8)          11.8           (0.6)        (20.5)
   Earnings (loss) per common share           0.14          (0.90)          0.29          (0.02)        (0.49)

1995
   Net revenues                           $  576.7        $ 565.0        $ 546.2       $  557.7     $ 2,245.6
   Gross profit                              212.5          194.6          181.7          135.9         724.7
   Operating income                           18.2           (1.9)          (1.3)        (163.9)       (148.9)
   Net income (loss)                           7.5           (3.2)          (1.8)         (87.5)        (85.0)
   Earnings (loss) per common share           0.18          (0.08)         (0.04)         (2.08)        (2.02)


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
Management is responsible for the integrity and objectivity of the financial information included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management judgement.

Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that policies and procedures are implemented by qualified personnel. Internal auditors review the accounting and control systems.

The Audit Committee, comprised of four members of the Board of Directors who are not employees of the Company, meets regularly with representatives of management, the independent accountants and the Company's internal auditors to monitor the functioning of the accounting control systems and to review the results of the auditing activities. The Audit Committee recommends independent accountants for appointment by the Board, subject to shareholder ratification. The independent accountants and the internal auditors have full and free access to the Audit Committee.

The independent accountants conduct an objective, independent audit of the financial statements. Their report follows.

/s/  William T. Monahan                     /s/  Jill D. Burchill

William T. Monahan                               Jill D. Burchill
Chairman and Chief Executive Officer     Chief Financial Officer



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, IMATION CORP.:
We have audited the accompanying consolidated balance sheets of Imation Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imation Corp. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

 /s/  Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
February 14, 1997


                                    PAGE 25